5 September 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 335,000 Reed Elsevier PLC ordinary shares at a price of 803.7406p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 89,479,684 ordinary shares in treasury, and has 1,176,222,823 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 31,994,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 195,000 Reed Elsevier NV ordinary shares at a price of €14.0766 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 55,130,493 ordinary shares in treasury, and has 677,231,779 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 18,517,406 shares.